# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuvera Communications, Inc., CIK 0000071557
CUSIP: 67075V100
Title of class of securities: Common Stock - $1.66 par value
Address of issuer's principal executive offices: 27 NORTH MINNESOTA ST., NEW ULM, Minnesota (MN), 56073
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001618333

## Reporting persons
- Magnolia Capital Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Magnolia Group, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Adam K. Peterson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Nuvera Communications, Inc.
Address of issuer's principal executive offices: 27 NORTH MINNESOTA ST., NEW ULM, MN, 56073

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Magnolia Capital Fund, LP ("MCF"), The Magnolia Group, LLC ("TMG"), a registered investment adviser, and Adam K. Peterson (each a "Reporting Person" and, collectively, the "Reporting Persons") with respect to shares of the common stock, $1.66 par value of the Issuer (the, "Common Stock").

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG.
Address of principal business office or, if none, residence: 1601 Dodge Street, Suite 3300, Omaha, Nebraska 68102
Citizenship: MCF is a Delaware limited partnership. TMG is a Nebraska limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement, dated as of July 8, 2025, by and between Magnolia Capital Fund, LP, The Magnolia Group, LLC, and Adam K. Peterson.

## Signatures
- Magnolia Capital Fund, LP: /s/ Adam K. Peterson, Adam K. Peterson, Manager (07/08/2025)
- The Magnolia Group, LLC: /s/ Adam K. Peterson, Adam K. Peterson, Manager (07/08/2025)
- Adam K. Peterson: /s/ Adam K. Peterson, Adam K. Peterson (07/08/2025)